EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT
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SUBSIDIARIES OF
WHITEMARK HOMES, INC.

A.	Wholly-owned subsidiaries of Whitemark Homes, Inc., a Colorado corporation:

Whitemark Homes of Florida, Inc., a Florida corporation

B.	Wholly-owned subsidiary of Whitemark Homes of Florida, Inc.:

Home Funding, Inc., a Florida corporation

C. Partnership and Limited Liability Corporation interests held by
Whitemark Homes of Florida, Inc.:

Whitemark at Fox Glen, Ltd., a Florida limited partnership (99% limited partnership interest; the remaining 1% interest is held by general partner Fox Glen Management Corporation, which is wholly- owned by Kenneth L. White)

Sheeler Hills, Ltd., a Florida limited partnership (99% limited partnership interest; the remaining 1% interest is held by general partner Sheeler Hills Management Corporation, which is wholly-owned by Kenneth L. White)
Whitemark at Oak Park, LLC
Whitemark at Corner Lake, LLC
Whitemark at Glenbrook, LLC
Whitemark at Little Creek, LLC